UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Consolidated Fiscal First-Half and Year-End Financial Forecasts and Dividend Projections for the Year Ending March 31, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on July 23, 2014 in Kyoto, Japan

Nidec Revises Upward Consolidated Fiscal First-Half and Year-End Financial Forecasts and Dividend Projections

for the Year Ending March 31, 2015

Nidec Corporation (NYSE:NJ) (the "Company") today announced an upward revision to its U.S. GAAP-based consolidated fiscal first-half and year-end financial forecasts and dividend projections for  the year ending March 31, 2015, originally announced on April 22, 2014.

Revised consolidated financial forecasts (U.S. GAAP) for the six months ending September 30, 2014

From April 1, 2014 to September 30, 2014 (Millions of yen, except for per share amounts and percentages)
	For the six months ending September 30, 2014				(Reference) For the six months ended September 30, 2013
	Previous forecast (April 22, 2014)	Revised Forecast	Change (amount)	Change (percent)
Net sales	450,000	460,000	10,000	2.2%	429,634
Operating income	45,000	50,000	5,000	11.1%	39,337
Income before taxes	44,000	49,000	5,000	11.4%	38,441
Net income attributable to Nidec Corporation	29,500	33,500	4,000	13.6%	27,103
Net income attributable to Nidec Corporation per share-basic*	106.96	121.46	-	-	100.99

Revised consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2015

From April 1, 2014 to March 31, 2015 (Millions of yen, except for per share amounts and percentages)
	For the year ending March 31, 2015				(Reference) For the year ended March 31, 2014
	Previous forecast (April 22, 2014)	Revised Forecast	Change (amount)	Change (percent)
Net sales	950,000	960,000	10,000	1.1%	875,109
Operating income	100,000	105,000	5,000	5.0%	85,068
Income before taxes	98,000	103,000	5,000	5.1%	84,664
Net income attributable to Nidec Corporation	65,000	69,000	4,000	6.2%	56,404
Net income attributable to Nidec Corporation per share-basic*	235.67	250.18	-	-	207.31

* The Company implemented a two-for-one stock split of its common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic has been retroactively adjusted to reflect the stock split.

Reasons for the revision for the financial forecasts

Net sales and resulting profit for the three months ended June 30, 2014 exceeded the Company’s expectations at the beginning of the period. In view of the favorable quarterly results, the Company has decided to revise upward its previously announced financial performance forecasts for six months ending September 30, 2014 and the fiscal year ending March 31, 2015 largely to the extent that the three-month results exceeded its original expectations.

Notes:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = JPY100 and

Euro1 = JPY135. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

Revised interim and year-end dividend projections for the year ending March 31, 2015

Dividends per share (Yen) for the year ending March 31, 2015

	Annual Dividends Per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fourth Quarter-end	Full Year
Previous projection (as of April 22, 2014)	-	27.50	-	27.50	55.00
Revised projection	-	30.00	-	30.00	60.00
Divided paid for the year ending March 31, 2015	-	-	-	-	-
<Reference> Dividend paid for the year ended March 31, 2014*	-	45.00	-	55.00	100.00

*The Company implemented a two-for-one stock split on its common stock as of March 31, 2014. Dividends paid for the year ended March 31, 2014 represent the actual payment amounts on a pre-split basis.

Reasons for the revision for dividend projections

The Company upholds shareholder-oriented management and places importance on regular dividend payments, seeking to increase its dividend payout to around 30% of the consolidated net income. Based on the stated upward revision to the Company's consolidated financial forecasts for the year ending

March 31, 2015, the Company has revised upward both its interim and year-end dividend projections for the year ending March 31, 2015 from 27.50 yen per share to 30.00 yen per share, making the projected aggregate annual dividend 60.00 yen per share.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the Company’s current intent, plans, expectations and estimates. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, changes in customer circumstances and demand, exchange rate fluctuations, available funds, future alternative uses for cash, and general economic, business and market conditions. The Company assumes no obligation to, and does not currently intend to, update these forward-looking statements, except as required by law.

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